

RIMFIRE

MINERALS CORPORATION

TSX-V:RFM

Suite 700 - 700 West Pender St.
Vancouver, B.C. Canada V6C 1G8
T: (604)669-6660 **F:** (604)669-0898 **E-mail:** info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

News Release

Rimfire Minerals Appoints Mark Baknes As Vice President

PR03-02

Vancouver, Canada (January 15, 2003): David A. Caulfield, President and CEO, is pleased to announce that Mark Baknes, M.Sc., P.Geo. has joined the Rimfire management team on a fulltime basis as Vice President of Exploration. Since the Company's inception, Mr. Baknes has been retained as a consultant and has been instrumental in directing Rimfire's exploration programs.

Mr. Baknes has 20 years experience in field-based mineral exploration in Canada and internationally. His achievements and standing in the exploration community have been recently recognized by the BC & Yukon Chamber of Mines as the 2002 recipient of the prestigious H.H. "Spud" Huestis Award *For Excellence in Prospecting and Mineral Exploration.* This award will be presented at the 20th annual Cordilleran Roundup Conference, the second largest mineral exploration conference in North America. Concurrently with his fulltime commitment to management and to enhance Board independence, Mr. Baknes has resigned from the Board of Directors effective immediately.

The Board of Directors of Rimfire is also pleased to announce the appointment of Bipin Ghelani, Chartered Accountant, as a Director of the Company, effective immediately. Mr. Ghelani brings over 30 years of experience in financial, accounting and taxation matters. Mr. Ghelani manages his own accounting firm and has held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani has been granted 75,000 stock options, exercisable at $0.60 for a period of five years, subject to regulatory acceptance. Mr. Ghelani is an excellent addition to the Rimfire team and we look forward to him contributing to the growth of the Company.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold properties in British Columbia and Alaska. Partners funding exploration in 2003 include AngloGold (U.S.A.), Barrick, First Au Strategies Inc., Stikine Gold Corp., and Plutonic Capital Corp.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

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